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                              ATLAS MINING COMPANY
                          1221 West Yellowstone Avenue
                               Osburn, Idaho 83849
                                 (208) 556-1181


                                                     October 24, 2001

Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

         RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 SEC FILE NO.: 333-90895
                  FILING DATE: FEBRUARY 15, 2000
                  ------------------------------

To: Division of Corporation Finance:

         This letter shall serve as Atlas Mining Company's (the "Company") application to withdraw its Registration Statement captioned Pre-Effective Amendment No. 1 to Form SB-2 (the "SB-2"), which was filed with the Securities & Exchange Commission on February 15, 2000 (SEC File No.: 333-90895). The withdrawal application of the SB-2 is made pursuant to Rule 477 of the Securities Act of 1933. The Company is not subject to the reporting requirements of the Securities and Exchange Act of 1934.

         The Company filed the initial SB-2 on November 12, 1999 and the Commission issued its first comment letter dated January 28, 2000. The Company responded to the January 28, 2000 comment letter and filed a Pre-Effective Amendment No. 1 on February 15, 2000. On March 6, and 8, of 2000, the Commission issued its second set of comment letters to the Company, which requested, among other matters, that the Company provide and include updated financial statements as required by Item 310 of Regulation S-B.

         Due to the significant cost and expense associated with presenting updated audited financial statements, the Company did not file a Pre-Effective Amendment No. 2 nor did the Company take any further course of action regarding this matter since February 15, 2000. As of the date of this letter, the Company has not offered or sold any securities in connection with the SB-2.

           The Company has since obtained its most recent 2 years audited and the subsequent interim period financial statements. The Company now wishes to raise capital and issue shares through a registered offering. However, due to material changes that have occurred to the Company since February 15, 2000 and changes to the contemplated offering, the Company wishes to withdraw the prior SB-2. It is the Company's intention in the near future to file a new registration statement on Form SB-2 that will include the most recent financial statements and will also address all open comments from the prior comment letters. The Company believes that it will be more efficient and effective for the SEC to review a new registration statement setting forth the changes to the offering and the material changes to the Company.

         With the consent of the Commission, the Company respectfully withdraws its Registration Statement captioned Pre-Effective Amendment No. 1 to Form SB-2. If you have any questions, please do not hesitate to contact our new securities counsel, Mr. Nimish Patel, Esq. at Pollet & Richardson (310) 208-1182.


                                            Very truly yours,

                                            ATLAS MINING COMPANY
                                            a Idaho Corporation

                                            /s/ William T. Jacobson
                                            -------------------------
                                            By: William T. Jacobson
                                            Its: Chairman, CEO and President


cc: Nimish Patel, Esq.